EXHIBIT 4.(A).5

[FREE TRANSLATION]

SUBLEASE AUTOMATIC TELLER MACHINE CONTRACT

SMU S.A. ET AL

AND

CORPBANCA

IN SANTIAGO, CHILE, on the twenty-sixth day of November of the year two thousand eight, the companies SMU S.A., Taxpayer ID Number seventy-six million, twelve thousand, six hundred seventy-six dash four, RENDIC HERMANOS S.A., Taxpayer ID Number seventy-six million, twelve thousand, six hundred seventy-six dash four, SUPERMERCADOS BRYC S.A., Taxpayer ID Number seventy-six million, fifteen thousand, four hundred fifty-four dash seven, DISTRIBUIDORA SUPER DIEZ S.A., Taxpayer ID Number seventy-six million, fifteen thousand, four hundred forty-two dash three, all represented by Mrs. PILAR DAÑOBEITIA ESTADES, Chilean, single, accountant, national identification number eight million, six hundred sixty-eight thousand, one hundred ninety-five dash one, domiciled for these purposes at Rosario Norte number six hundred sixty, twenty-second floor, in the district of Las Condes, Metropolitan Region, hereinafter the “Companies” or the “Sublessors”, and CORPBANCA, joint stock corporation, Taxpayer ID Number ninety-seven million, twenty-three thousand dash nine, represented by Mr. MARIO CHAMORRO CARRIZO, Chilean, married, degree in Business Administration, national identification number seven million, eight hundred ninety-three thousand, three hundred sixteen dash K, both domiciled in this city at Rosario Norte number six hundred sixty, tenth floor in the district of Las Condes, Metropolitan Region, hereinafter the “Bank” or the “Sublessee”; each of legal age and accrediting their identity with the aforementioned national identification cards do hereby declare:

FIRST: The Companies manage and operate various supermarkets in Chile, hereinafter referred to collectively as the Supermarkets and individually listed in the Appendix to this Contract, which shall be duly signed by the Companies and the Bank and is understood to form part of this contract for all legal and contractual purposes.

SECOND: By this instrument, the Companies agree to sublease to the Bank one or more spaces inside each of the Supermarkets they lease, so the Bank may install Automated Teller Machines therein.

The Companies declare that the lease contracts for the property containing the physical spaces subleased by virtue of this instrument shall remain in force for a term equal to or greater than the term of this instrument and that these contracts give the Companies authorization to sublease.

Automated Teller Machines shall mean cash dispensing machines activated using a card and personal identification number, used to carry out transactions that this device is or in the future will be equipped for and that are connected to the Chilean ATM Network, hereinafter referred to indiscriminately as the Automated Teller Machines or simply the ATMs. By virtue of this Contract, the Bank undertakes the obligation to install cabinetry for the ATMs, their equipment, fixtures and any other necessary component, within the subleased spaces.

THIRD: The Appendix referred to in the first clause of this Contract contains the name of the Sublessor of the respective Supermarket, the address where the Supermarket is located, a referential number of ATMs that shall be installed in each Supermarket and a referential installation date.

The number of ATMs to be installed in each Supermarket, contained in the aforementioned Appendix, has been determined based on a technical-economic assessment performed by the parties, by mutual agreement, considering at least one ATM per Supermarket and a minimum [OMITTED](1) ATMs for all of the Supermarkets referred to in the Appendix.

FOURTH: The Companies shall not interfere in any way with management of the ATMs or access to or use of them by their users, at all times maintaining access to them free of obstacles of any kind and allowing the general public to access the space where the Automated Teller Machines are located on all days and at all times when the Supermarket is open to the public.

The Companies shall provide access to personnel from both the Bank and any security companies hired to that effect, to all of the areas where ATMs are installed, for inspection, supply, maintenance and cleaning purposes, during the times scheduled for these purposes by the Companies.

The Automated Teller Machines shall operate on the days and hours in which the Supermarket is open to the general public.

FIFTH: The ATMs shall be installed by the Bank, which can make any improvements, modifications and alterations to the subleased space for installation purposes that do not affect normal business operations, with prior authorization from the Companies.

All costs for installation, dedicated telephone lines, security devices, maintenance and other components needed for the ATMs to operate shall be incurred and borne directly by the Bank, except for the cost of electricity that the ATMs need to operate, which will be borne by the Companies.

Property tax on the subleased space and other required services shall be borne by the Companies.

For the purpose of delivering possession of the space for installing each ATM, the parties agree to draft a statement, signed by each party, to leave record of the delivery date.

SIXTH:   The Companies shall not extend the lease or sublease contracts currently in force or grant new leases or subleases to other financial institutions for spaces in the Supermarkets to install Automated Teller Machines.

The Bank is authorized to install, maintain and operate Automated Teller Machines in the places and within the real estate properties it deems appropriate, including other Supermarkets or Supermarket Chains, without requiring authorization from any of the Companies for such purposes.

SEVENTH:  By this instrument, the Bank prepays the Companies the total of the sublease rent payments for all of the subleased spaces to install a maximum of [OMITTED](2) ATMs, and for the full term of the contract (i.e. until the thirtieth day of June of the year two thousand nineteen), equivalent to one million, one hundred fifty-two thousand, two hundred thirteen Unidades de Fomento (“UF”), which, as of this date, amount to twenty-four billion, six hundred thirty-nine million, six hundred thirty-seven thousand, one hundred sixty-four pesos, which the Companies, represented as indicated above, declare to receive in full conformity and, therefore, they consider all sublease rent for the spaces in which a maximum of [OMITTED](3) Automated Teller Machines shall be installed, to be fully paid.

(1)          Confidential portion omitted and filed separately with the SEC.

(2)          Confidential portion omitted and filed separately with the SEC.

(3)          Confidential portion omitted and filed separately with the SEC.

It is hereby expressly stated that:

a) The sublease rent during the full term of this contract amounts to the equivalent of [OMITTED](4) UF for each of the ATM spaces located in the Supermarkets itemized in the Appendix referred to in the first clause;

b) That the sum paid in this act of twenty-four billion, six hundred thirty-nine million, six hundred thirty-seven thousand, one hundred sixty-four pesos, includes a discount for prepayment of the monthly sublease rent, at a discount rate of UF plus seven point zero zero percent per annum, calculated using the delivery dates contained in the Appendix, in accordance with which the sublease rent being prepaid amounts to: two thousand, seven hundred fifty UF each month in January, February and March of the year two thousand nine; five thousand, five hundred UF each month in April, May and June of the year two thousand nine;  eight thousand, two hundred fifty UF each month in July, August and September of the year two thousand nine; eleven thousand UF each month in October, November and December of the year two thousand nine; thirteen thousand, seven hundred fifty UF each month from January of the year two thousand ten until the last month of the contract’s term;

c) Rent shall be paid by the Bank at SMU’s legal address on the fifteenth day of each month of the sublease or the following banking business day if that day were a bank holiday. The payment shall be made in accordance with the value of the UF on the seventh day of each month. A receipt and voucher shall be issued with each sublease rent payment.

In the event that the UF were eliminated as an indexation measurement, or it were frozen, substituted, discounted or devalued with respect to the legal currency in force, it shall immediately be set at its last equivalent value and, from that day forward, the last sublease rent paid at that equivalent shall be converted into pesos and indexed each quarter to the variation during the immediately preceding month in the Consumer Price Index established by the National Institute of Statistics, or its successor institution.

In the event of default or simple delay in making full and timely payment of any of the sublease rent payments for any reason whatsoever, the unpaid balance shall accrue interest from the date of maturity until the date of full payment at the respective maximum conventional interest rate for indexed transactions.

EIGHTH: The parties declare that differences may arise between the sublease rent agreed upon in the preceding seventh clause and the amount prepaid in this act; such differences shall be resolved between the Bank and the Companies through payment or reimbursement, as appropriate, in conformity with the rules indicated below.

In addition to the payment referred to in the preceding seventh clause, the Bank shall pay the Companies monthly prepaid instalments of the peso equivalent of [OMITTED](5) UF for each of the subleased spaces, starting from the installation date of the respective ATM until the last day of the month prior to which, in accordance with the seventh clause, the sublease rent is paid.

In any case, at the beginning of each of the quarters mentioned in the seventh clause of this contract, the Bank shall have installed a minimum of [OMITTED](6) ATMs.

(4)           Confidential portion omitted and filed separately with the SEC.

(5)           Confidential portion omitted and filed separately with the SEC.

(6)           Confidential portion omitted and filed separately with the SEC.

In the event that, for any reason, the Sublessors were to lose their position as lessee of one or more Supermarkets in which ATMs covered by this contract are located, the Parties, by mutual agreement, shall be able to designate other Supermarkets in which to install the respective ATMs and their withdrawal and subsequent installation shall be the responsibility of the Companies.  In the case that the parties do not agree on reinstallation of these ATMs, the Companies shall reimburse the Bank for the sublease rent that it received for that ATM.

If, due to causes attributable to negligence or wilful misconduct by the Companies, possession of one or more of the spaces for installing ATMs was not delivered by them to the Bank on the agreed-upon date, they shall reimburse the Bank one thirtieth of the sublease rent for each day of delay in delivering the committed space.

Notwithstanding the foregoing, if due to causes attributable to negligence or wilful misconduct by the Companies, as of the thirty-first day of December of the year two thousand nine, the Companies have not delivered possession of at least [OMITTED](7) of the spaces assigned for installing ATMs, the Bank shall have the right to terminate the Contract in advance of its expiration, request reimbursement of prepaid sublease rent and demand payment of compensation for damages caused, particularly, a sum equivalent to all remaining sublease rent payments for the original duration of the contract.

In addition, if due to causes attributable to negligence or wilful misconduct by the Companies, the ATMs were not made accessible to the general public for more than five days during the same calendar month, the Companies shall pay the Bank one thirtieth of the Monthly Rent of [OMITTED](8) UF for each unavailable ATM, for the total days during which the ATMs were not accessible to the general public.

Lastly, in the event that, for any reason or circumstance, the Bank has paid excess sublease rent, meaning rent it is not contractually or legally obligated to pay, it should be reimbursed by the Companies.

Lastly, if more than [OMITTED](9) spaces are subleased for installing ATMs, the Bank shall pay the Companies monthly rent equivalent to [OMITTED](10) UF for each additional ATM.   This payment should be made in advance each month once possession of the space has been delivered, and, in any case, the provisions of the sixteenth clause should have been met.

NINTH: The payments referred to in the preceding eighth clause shall be made and settled on a quarterly basis, on the dates indicated below:

a) on the fifteenth day of April or the following banking business day if that day were a bank holiday for the quarter between the months of January and March;

b) on the fifteenth day of July or the following banking business day if that day were a bank holiday for the quarter between the months of April and June;

c) on the fifteenth day of October or the following banking business day if that day were a bank holiday for the quarter between the months of July and September;

d) on the fifteenth day of January or the following banking business day if that day were a bank holiday for the quarter between the months of October and December.

(7)           Confidential portion omitted and filed separately with the SEC.

(8)           Confidential portion omitted and filed separately with the SEC.

(9)           Confidential portion omitted and filed separately with the SEC.

(10)         Confidential portion omitted and filed separately with the SEC.

For these purposes, the parties, by way of the Coordinators designated herein and within the last five days of the respective quarter, shall perform the respective calculation; the payments must be made by the corresponding party on the aforementioned dates.

TENTH: Partial or untimely payment of any of the amounts mentioned in the preceding eighth and ninth clauses will subject the non-compliant party to the following sanctions:

a) Monthly moratory interest equal to the maximum allowed for indexed credit transactions in local currency;

b) Indexations based on variations in the UF, or the indexation unit that replaces it, of all owed amounts, from the moment when the non-compliant Party is in default until the effective date of payment;

c) All court costs and fees such as attorney fees based on existing rates or, if such rates do not exist, customary attorney fees over the total amount owed, whether it took place in court or out-of-court but involving attorneys, and whether for sublease rent or any other amount that, for any concept, is owed by one of the Parties.

All of these sanctions are in addition to any corresponding taxes and notwithstanding any action the compliant Party may exercise of the rights bestowed it by law.

ELEVENTH: In order to guarantee full and timely performance of all obligations undertaken by this instrument, the Companies shall provide the Bank with an Insurance Policy equivalent to five percent of the total sublease rent payments.

TWELFTH: This contract takes effect on the date of this instrument and remains in force until the thirtieth day of June of the year two thousand nineteen.

THIRTEENTH: It is expressly stated that the Companies shall not be liable for damages caused to the Automated Teller Machines and their electronic components by third parties not dependent on the Companies. Nevertheless, the Companies shall consider the ATMs objects that need to be safeguarded as do all other things within the Supermarket and, therefore, shall adopt the same security measures for these purposes.

FOURTEENTH:  Notwithstanding the obligation undertaken by the Bank in the twenty-fourth clause, the Bank remains expressly exempt from all liability and resulting indemnities for robbery, accidents and any other damage that may be inflicted on the leased or subleased stores, their owners, employees or users, by persons that use the Automated Teller Machines or by third parties that commit acts against or attempt to steal them.

FIFTEENTH:  The number of ATMs to be installed in each Supermarket shall be determined by mutual agreement of the Parties, based on a technical-economic assessment conducted jointly, considering at all times at least one ATM per Supermarket and a minimum of [OMITTED](11) ATMs for all of the Supermarkets referred to in the Appendix. For these purposes, the Parties declare that the quantity of ATMs assigned to each Supermarket in the Appendix, is merely referential.

Notwithstanding the foregoing, the Bank shall only be obligated to receive the spaces for installing the ATMs from the Companies, and to install them, once the Companies have accredited termination of prior lease or sublease contracts, should that be the case, and delivered possession of the space, completely

(11)         Confidential portion omitted and filed separately with the SEC.

unoccupied and in conditions to install the number of ATMs agreed upon in the Appendix.  Thus, for example, if the Appendix specifies installation of three ATMS in one Supermarket, and this Supermarket has one ATM belonging to a third party with a contract in force, the Bank shall only install two ATMs, exempting it from installing the third ATM until termination of said contract is accredited in the aforementioned conditions.

In the event that the Companies expand or remodel the Supermarkets, and as a result need to install new Automated Teller Machines, the Bank shall install the requested ATMs, in accordance with the rules stated hereafter, but with a maximum of [OMITTED](12) additional ATMs.

In those Supermarkets in which as of the date of the respective expansion or remodelling:

i) there was an ATM installed by the Bank, it shall install an additional ATM only to the extent that the square meters of sales area of this Supermarket increased by at least twenty percent; and

ii) there were two or more ATMs installed by the Bank, it shall install an additional ATM only to the extent that the square meters of sales area of this Supermarket increased by at least thirty percent.

The lease term for the spaces in which the additional ATMs are installed as a result of the aforementioned expansion or remodelling shall expire jointly with this contract.

The Automated Teller Machines shall be installed in the spaces designed for that purpose by the Companies.  At any moment, the Sublessors are authorized to order that the location of the spaces covered by this contract be changed to other spaces with similar characteristics within the Supermarket, providing at least twenty days advance notice. Relocation expenses shall be borne by the Sublessors.

The cabinetry to be installed by the Bank must first be approved by the Companies, at the Bank’s proposal, taking into consideration the respective spaces where the ATMs will be installed.

The Bank shall always maintain the Automated Teller Machines in perfect condition, upholding at all times quality and service standards befitting a first-class Bank.

The Bank undertakes to faithfully comply with the hours established by the Companies for replenishing, maintaining and cleaning the Automated Teller Machines in each Supermarket, so as to avoid incidents that may be detrimental to the security of the users of this establishment, in accordance with security standards in force and instructions from the Chilean National Police.

The Bank undertakes to pay, in a timely manner, all telephone bills and bills for other public utilities used by the ATM in the leased spaces, whether charged directly to the Bank or through the Companies, expressly exempting electricity.

Processing and payment of each and every one of the connections to the Chilean ATM Network needed for the ATMs to function shall be the Bank’s responsibility.

SIXTEENTH:  In the event that the Companies request additional ATMs to be installed in Supermarkets other than those indicated in the Appendix to this Contract, the Bank shall be obligated to install at least one ATM in these Supermarkets. For these purposes, the Bank shall notify the Companies if it will

(12)         Confidential portion omitted and filed separately with the SEC.

install more than one ATM in these Supermarkets within fifteen days of receiving notice requesting installation of additional ATMs.

The lease term for the spaces in which the additional ATMs are installed shall expire jointly with this contract.

SEVENTEENTH: During the entire effective period of this Contract, the Bank may display advertising for the Bank or for Redbanc in the subleased spaces and the corresponding ATMs as deemed reasonable in accordance with the leased space.   For these purposes, the Bank shall present the respective advertising designs to the Companies for their express prior authorization.

EIGHTEENTH: The Parties shall determine jointly the installation date for the ATMs in the Supermarkets indicated in the Appendix. In the event that the Companies consider that the respective space is not available and equipped for installing the respective ATM, they shall notify the Bank of this situation a minimum of ten days before the agreed-upon delivery date, thus suspending the installation date.

For the purposes of standardizing the various processes for ATMs that are not itemized in the Appendix, specifically with respect to i) Requests for new ATMs from the Companies; ii) physical delivery of the spaces to be subleased in which the ATMs shall be installed; and iii) relocation of Automated Teller Machines.

The parties agree upon the following procedure:

a) ATM Requests: Requests for installing new ATMs shall be made by the Companies to the Bank at least ninety days before the date scheduled for them to begin operating, providing a copy of the blueprints of the Supermarket containing the ATM space and the address of the Supermarket.  As of that date, the Bank may begin to perform any connection work needed for the ATMs to operate.

b) Physical Delivery of Spaces: The Companies shall physically deliver the subleased spaces to the Bank, at least five days before the requested installation,

c) Relocation: The relocation agreed-upon by the parties shall occur within sixty days of the date of the agreement.

NINETEENTH: In the case of any breach by the Bank, the Companies may exercise, at their discretion, one or more of the following powers:

a) Request immediate termination of the Sublease Contract and initiate steps to obtain restitution of the subleased spaces and simultaneously demand payment of the corresponding indemnification for damages and, particularly, the power to take as indemnification any prepaid sublease rent;

b) Seek payment of the amounts owed or performance of the Bank’s obligations and indemnification for any damages caused by the Bank;

c) Impose fines for each Automated Teller Machine that breaches the provisions of this Contract, equivalent to one thirtieth of the Monthly Rent of [OMITTED](13) UF for each day of breach.  In the case of repeated breach, which is defined as two or more violations of the same obligation within two consecutive months, the fine shall be tripled beginning on the date of the second violation. The previously agreed-upon fines are an advanced appraisal of the damages that, by mutual agreement, the parties have made and shall pay based on the value of the UF in force as of the date of payment,

(13)         Confidential portion omitted and filed separately with the SEC.

d) If the breach consists of failure to supply the ATMs with cash or an operative failure of one of the ATMs on any of the dates mentioned hereafter, the fine for breach of contract shall be triple the previously established amount. The aforementioned dates are as follows: the fourteenth day of February, back-to-school events, Children’s Day, Mother’s Day, Father’s Day, midnight sales, holidays, weekends, the first and fifteenth day of each month and daily during the fifteen days prior to the twenty-fifth day of December of each year.

The rights established in favour of the Companies may be exercised by them in the case of any breach by the Bank and, particularly, in the following cases:

i) If the Bank does not comply with any one of its obligations and commitments as established by law and by this Lease Contract;

ii) If the Bank abandons the leased spaces;

iii) If the Bank does not comply with the obligation to accept relocation of the Automated Teller Machines as established in this Contract;

iv) If the Bank does not comply with its obligation to increase the number of ATMs in the event of expansion or remodelling or its obligation to install ATMs in the various Supermarkets mentioned in the Appendix, all in conformity with the provisions of this contract;

v) If the Bank is repeatedly delayed in performing its obligations.  The Bank will be understood to be repeatedly delayed when it is five or more days late on three or more occasions, consecutive or not, in performing any of its obligations.

All of the above shall not impede the Companies from exercising the other rights bestowed upon them by law or by this instrument, particularly, the power to terminate the Contract and collect the agreed-upon indemnification for damages. Neither shall it impede collection on further damages that the Companies may accredit for the concept in question.

Notwithstanding the foregoing, in the event that the breach consists of not supplying the ATMs with cash, the Companies may invoke these grounds for early termination of the contract for repeated breach of obligations, even when the Bank is up to date in performing its obligations. However, this power of early termination may only be invoked by the Companies in the event that any one of the following conditions is met:

One. The breach should have occurred in ten percent or more of the ATMs installed by the Bank, on two occasions verified within a period of twelve calendar months. The sole express exception to this condition is if the breach were caused by a strike at the transport company that provides the Bank with ATM supply services. For these purposes, the Companies shall have notified the Bank in writing of the occurrence of this breach between the first breach and verification of the second breach.

Two. The breach should have occurred in five ATMs and have repeated itself on ten or more occasions in each of these ATMs during the same month. For these purposes, the Companies shall have notified the Bank in writing, on two occasions, before verification of the eighth breach for each of the ATMs.

TWENTIETH: The Bank shall adopt all measures necessary to guarantee correct and secure installation of each ATM, particularly, it shall implement a firm and safe anchoring system, in accordance with best market practice and security standards on these matters. Within ten days following the respective installation of each ATM, the Bank shall provide the Companies with an original certificate issued by the relevant authority indicating that the installation complies with current standards.

TWENTY FIRST: The Companies recognize the Bank’s ownership of each of the ATMs to be installed in the Supermarkets and undertakes to not commit any act that may alter such title.

TWENTY SECOND:   In the event the Contract is terminated, regardless of the cause, the Bank shall have sixty days from the termination date to remove the Automated Teller Machines and the Companies are obligated to do all things necessary to facilitate swift and expedite removal.

The removal cost shall be borne by the Bank, which shall have no obligation other than clearing the subleased space, restoring it to the same state in which it was received.

Once the sixty day period has elapsed, the Monthly Rent of [OMITTED](14) UF for each ATM shall increase two hundred percent per day for each day of delay in removing them.

Once ninety days have elapsed from the date of termination of the Contract, the Companies shall be expressly authorized to remove the ATMs from the Supermarkets at their own expense, without being liable for any wear or damage caused during disconnection and storage.

Once disconnected, the Bank shall be notified of their location so it can remove them within thirty calendar days. Once this term has expired, the Companies may freely dispose of the ATMs.

TWENTY THIRD: In order to ensure continuous and fluent communication, coordination and follow-up of the various aspects of the Contract, and to anticipate and provide solutions to different problems that may arise in executing the Contract, the parties agree to designate the following individuals as Coordinators, who may be replaced by the parties at any time, sending written notice to the other party:

a) The Companies designate Mr. Marco Saravia Quezada.

b) The Bank designates Mr. Alberto Riveros Cornejo.

Likewise, any request, complaint, recommendation or suggestion shall be made in writing through the Coordinator designated by each party.

TWENTY FOURTH: The Bank shall take out an insurance policy to cover possible damages caused to persons and third parties in general by their employees, representatives and staff within the subleased spaces in the Supermarkets, with the full cost of any repair or alteration expenses being borne by the Bank, notwithstanding coverage for losses and damages to foreign property and persons arising out of the injurious acts. This policy shall be presented at least five days before the date on which the installation of the ATMs begins and shall have minimum coverage of one thousand UF per Supermarket.

The Companies do not assume liability for damages the Bank may experience because of potential robbery, mistreatment, damage or total or partial destruction of the ATMs by third parties or for problems that ATM users may experience, whether because of assault, alteration or cloning of cards or another similar situation. The Bank shall assume liability for any damage suffered by users of the ATMs and for any actions these users may initiate against the Companies, and shall indemnify the Companies for any damages arising from such actions.

(14)         Confidential portion omitted and filed separately with the SEC.

TWENTY FIFTH: Each and every one of the obligations undertaken by the companies SMU S.A., Rendic Hermanos S.A., Supermercados Bryc S.A. and Distribuidora Super Diez S.A. by virtue of this contract are understood as undertaken jointly and severally and, therefore, the Bank can demand performance and payment from each of them individually or all of them collectively.

TWENTY SIXTH: Any doubt, dispute or controversy arising between the parties with respect to this instrument, its complementary documents or amendments, whether in terms of interpretation, compliance, validity, termination or any other grounds related to this contract, shall be settled by an arbitrator or mediator, who shall decide matters out-of-court in a sole instance, and whose decision shall be final, for which the parties hereto expressly waive any right they may have to any appeal against such decision. The arbitrator shall be expressly empowered to resolve any matters relating to his powers and/or jurisdiction. For these effects, the parties appoint Mr. Enrique Barros Bourie as arbitrator. In the event he could or would not accept the arbitration, Mr. Arturo Yrarrazabal Covarrubias would succeed him. In the event the latter individual could or would not accept the arbitration, appointment and arbitration would be conducted in conformity with the Arbitration Rules of the Santiago Chamber of Commerce.  For this purpose, the parties confer special power to this Chamber to appoint any of the arbitrators on the roster of its Arbitration Centre.  The parties agree that the proceedings shall be conducted in accordance with the Centre’s Arbitration Rules, as recorded in public deed on the tenth of December of the year nineteen ninety-two, granted before Santiago Notary Public Mr. Sergio Rodríguez Garcés. The parties reserve the right to recuse the arbitrator appointed by the Santiago Chamber of Commerce, a maximum of two times, without giving reason.

TWENTY SEVENTH: The parties establish legal domicile in the District and City of Santiago and bind themselves to the previously agreed-upon arbitration jurisdiction.

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Appendix

[OMITTED](15)

(15)        Confidential portion omitted and filed separately with the SEC.